Exhibit 99.1

Global Cord Blood Corporation Announces Receipt of Preliminary
Non-Binding Proposal to Acquire the Company

HONG KONG, China, June 4, 2019 — Global Cord Blood Corporation (NYSE: CO) (the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced that its board of directors has received a non-binding proposal letter from Cordlife Group Limited (“Cordlife”), a company listed on the Mainboard of the Singapore Exchange Securities Trading Limited (“SGX”), pursuant to which Cordlife proposes to combine the businesses of Cordlife and the Company, by way of a statutory merger. Cordlife will issue its ordinary shares at an issue price of SGD0.5 per ordinary share in exchange for all of the outstanding ordinary shares of the Company at US$7.50 per ordinary share.

According to the proposal letter, which is dated June 4, 2019, Cordlife would issue approximately 2,497.9 million ordinary shares in exchange for all of the outstanding shares of the Company. Upon completion of the proposed transaction, the Company’s ordinary shares will be delisted from the New York Stock Exchange and the Cordlife ordinary shares will continue to trade on SGX. Completion of the proposed transaction is subject to various conditions, including but not limited to, satisfactory completion of due diligence, approval by the board of directors and shareholders of Cordlife and the Company, applicable regulatory approvals and other customary conditions.

The Company expects that its board of directors will form a special committee of independent directors (the “Special Committee”) to consider the proposed transaction. The Company also expects that the Special Committee will retain advisors, including an independent financial advisor and legal counsel, to assist it in its work.

The Company cautions its shareholders and others considering trading its ordinary shares that no decisions have been made with respect to the Company’s response to the proposed transaction. The proposed transaction is still subject to various conditions, including but not limited to, completion of due diligence, parties entering into definitive agreement, and/or each of Cordlife and the Company obtaining its relevant regulatory and shareholders approval. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About Global Cord Blood Corporation

Global Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and no new licenses will be granted before 2020 in addition to the seven licenses authorized as of today. Global Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit the Company’s website at http://www.globalcordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

For more information, please contact:

Global Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@globalcordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (+1) 646-405-5185

Email: william.zima@icrinc.com